APPENDIX B
CUSTODY AGREEMENT
Updated: March 17, 2016
The following open-end management investment companies ("Funds") are hereby made parties to the Custody Agreement dated September 9, 2011, with UMB Bank, n.a. ("Custodian") and Hillman Capital Management Investment Trust, and agree to be bound by all the terms and conditions contained in said Agreement:
The Hillman Fund

HILLMAN CAPITAL MANAGEMENT INVESTMENT TRUST
Attest: Cassie J. Lower	By: /s/ James H. Speed, Jr.
Name: James H. Speed, Jr.
Title: Chairman
Date: March 17, 2016

UMB BANK, N.A.
Attest: D. Riddle	By: /s/ Peter Bergman
Name: Peter Bergman
Title: Vice-President
Date: April 11, 2016

THE NOTTINGHAM COMPANY Solely In Its Role As Payor Per Section 11
Attest: Cassie J. Lower	By: /s/ Katherine M. Honey
Name: Katherine M. Honey
Title: Vice President
Date: March 17, 2016